
10035660

DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X Clarke & Co.


SECURITIES AND EXCHANGE COMMISSION
MAR - 2 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005 (No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elmer Detres (212) 200-3600 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2
of the Regulations Pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2009 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash		$ 11,241,000
Receivables from brokers and dealers		5,742,000
Receivables from customers		9,377,000
Receivables under reverse repurchase agreements		341,276,000
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $343,071,000):		
U.S. Treasury obligations	$ 190,589,000	
U.S. Government agency obligations	242,185,000	
Agency mortgage-backed obligations	93,963,000	
FDIC guaranteed obligations	3,801,000	530,538,000
Interest receivable on trading assets		3,897,000
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $554,000		1,078,000
Other assets		237,000
TOTAL ASSETS		$ 903,386,000
LIABILITIES AND PARTNERS' EQUITY		
Payables to brokers and dealers		$ 156,775,000
Payables to customers		1,593,000
Payables under repurchase agreements		327,436,000
Trading liabilities, at fair value		
U.S. Treasury obligations	$ 239,638,000	
U.S. Government agency obligations	109,713,000	
Agency mortgage-backed obligations	6,468,000	355,819,000
Interest payable on trading liabilities		2,920,000
Other liabilities and accrued expenses		14,843,000
		859,386,000
Subordinated liabilities		6,000,000
PARTNERS' EQUITY		38,000,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		$ 903,386,000

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

1. INTRODUCTION AND BASIS OF PRESENTATION

Description of Business – G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Presentation – The statement of financial condition of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company to make certain estimates and assumptions, including those regarding trading assets, trading liabilities and certain accrued liabilities that may affect the amounts reported in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Transactions – Securities transactions involving United States (U.S.) Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations are reported at fair value on a trade date basis. Principal transactions revenues represent net spreads on principal transactions and unrealized gains and losses on trading accounts.

Underwriting Revenues – Underwriting revenues generated from debt issuances of certain U.S. Government agency securities are recognized when services for the transactions are completed.

Trading Assets and Trading Liabilities – The Company's trading activities consist primarily of securities trading in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Trading assets and trading liabilities, including derivatives used in the Company's trading activities, are recorded on a trade date basis at fair value. Derivative instruments, which consist of futures and mortgage-backed "to be announced" (TBA) securities, are used solely to manage risk exposures in trading inventory.

The guidance on fair value accounting establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The fair values of trading assets and trading liabilities are based on quoted external sources (e.g., observable market prices, observable market parameters, price quotation services, etc.), internal sources (e.g., dealer price quotations for similar instruments) or estimates made in good faith by management based on available information. A substantial percentage of the fair value of the Company's trading assets and trading liabilities is based on observable market prices.

Securities Financing Transactions – Receivables under reverse repurchase agreements, payables under repurchase agreements and bonds borrowed and loaned transactions are used to acquire securities for settlement and to finance trading inventory positions. These agreements are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The collateral is valued daily, and accordingly, the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

Substantially all receivables under reverse repurchase agreements and payables under repurchase agreements are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain receivables under reverse repurchase agreements and payables under repurchase agreements balances with the same counterparty on the accompanying statement of financial condition. All firm-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are disclosed parenthetically in trading assets at fair value on the accompanying statement of financial condition.

Receivables from and Payables to Brokers and Dealers – The amounts shown represent amounts receivable from and payable to brokers and dealers in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Receivables from brokers and dealers primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver"), net receivables arising from unsettled trades and bonds borrowed transactions. Payables to brokers and dealers primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"), net payables arising from unsettled trades and bonds loaned transactions. Due to their short-term nature, receivables from and payables to brokers and dealers approximate fair value.

Receivables from and Payables to Customers – The amounts shown represent amounts receivable from and payable to customers in connection with U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations. Receivables from customers primarily include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver"). Payables to customers primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive"). Due to their short-term nature, receivables from and payables to customers approximate fair value. Net receivables and payables arising from unsettled trades with customers are included in receivables from and payables to brokers and dealers, respectively. The Company does not maintain balances for any of its customers, which consist solely of institutional counterparties.

Office Equipment and Leasehold Improvements – Office equipment and leasehold improvements are recorded at net amortized cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease. At December 31, 2009, office equipment and leasehold improvements consisted of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Office Equipment	$681,000	$349,000	$332,000
Leasehold Improvements	951,000	205,000	746,000
Total	$1,632,000	$554,000	$1,078,000

Income Taxes – The Company is treated as a partnership for U.S. federal income tax purposes. It is not required to include a provision for federal or state income taxes as each partner is responsible for their pro rata share of taxable income or loss on their respective tax returns.

Accounting Developments

In May 2009, the Financial Accounting Standards Board ("FASB") issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date - that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The Company adopted this accounting guidance for the year ended December 31, 2009.

3. TRADING ASSETS AT FAIR VALUE AND TRADING LIABILITIES AT FAIR VALUE

At December 31, 2009 the Company held trading assets at fair value and trading liabilities at fair value in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations with maturity dates as follows:

Trading Assets, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury obligations	44,612,000	80,784,000	65,193,000	190,589,000
U.S. Government agency obligations	52,329,000	156,199,000	33,657,000	242,185,000
Agency mortgage-backed obligations	-	1,691,000	92,272,000	93,963,000
FDIC guaranteed obligations	102,000	3,699,000	-	3,801,000
Total	97,043,000	242,373,000	191,122,000	530,538,000

Trading Liabilities, at Fair Value

	Less Than 1 year	1 to 5 Years	5 Years or Longer	Total
U.S. Treasury obligations	(57,842,000)	(110,201,000)	(71,595,000)	(239,638,000)
U.S. Government agency obligations	(3,074,000)	(84,357,000)	(22,282,000)	(109,713,000)
Agency mortgage-backed obligations	-	-	(6,468,000)	(6,468,000)
Total	(60,916,000)	(194,558,000)	(100,345,000)	(355,819,000)

The firm enters into TBA securities transactions for the sole purpose of managing risk associated with the purchase of mortgage pass thru securities. TBA securities included in agency mortgage-backed obligations within both trading assets and trading liabilities are summarized as follows:

		Gain/(Loss)		Notional Amounts
Unrealized gains on TBA securities within trading assets and related notional amounts (1)	$	1,581,000	$	31,481,000
Unrealized losses on TBA securities within trading liabilities and related notional amounts (1)		(773,000)		103,599,000

(1) The notional amounts of these instruments reflect the extent of the Company's involvement in TBA securities and do not represent risk of loss due to counterparty non performance.

In accordance with current fair value guidance, the Company has categorized its trading assets and trading liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Trading assets and trading liabilities recorded on the accompanying statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Trading assets and trading liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access (for example, U.S. Treasury obligations and certain U.S. Government and agency securities).

Level 2: Trading assets and trading liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (for example, agency mortgage-backed securities and certain agency securities).

Level 2 inputs include:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3: Trading assets and trading liabilities whose prices are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. The Company had no Level 3 trading assets or trading liabilities as of December 31, 2009.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those trading assets and trading liabilities measured at fair value as of December 31, 2009:

Trading Assets, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	190,589,000	-	190,589,000
U.S. Government agency obligations	134,220,000	107,965,000	242,185,000
Agency mortgage-backed obligations	-	93,963,000	93,963,000
FDIC guaranteed obligations	-	3,801,000	3,801,000
Total	324,809,000	205,729,000	530,538,000

Trading Liabilities, at Fair Value

	Level 1	Level 2	Total
U.S. Treasury obligations	(239,638,000)	-	(239,638,000)
U.S. Government agency obligations	(108,457,000)	(1,256,000)	(109,713,000)
Agency mortgage-backed obligations	-	(6,468,000)	(6,468,000)
Total	(348,095,000)	(7,724,000)	(355,819,000)

4. COLLATERALIZED TRANSACTIONS

The Company pledges trading assets to collateralize repurchase agreements. At December 31, 2009, on a settlement date basis, trading assets of $127,577,000 were pledged as collateral under repurchase agreements. The Company additionally pledges trading assets as collateral in connection with certain bonds for bonds transactions in which the Company is the borrower. At December 31, 2009, the Company had pledged securities with a market value of approximately $215,494,000 for these transactions. The counterparty has the right to repledge the collateral in connection with these transactions. In total, $343,071,000 of trading assets have been pledged as collateral and have been separately classified on the accompanying statement of financial condition.

In addition, the Company pledged trading assets valued at approximately $177,051,000 as collateral for tri-party repurchase agreements. These securities have not been separately reclassified on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

At December 31, 2009, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements and certain bonds for bonds transactions with brokers and dealers. The fair value of such collateral at December 31, 2009, was approximately $691,658,000. In the normal course of business this collateral is used by the Company to cover trading liabilities and to obtain financing in the form of repurchase agreements, securities loaned transactions and secured bank loans. At December 31, 2009, substantially all of the above collateral had been delivered against trading liabilities or repledged by the Company to obtain financing.

5. DEFINED CONTRIBUTION 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($16,500 for calendar year 2009). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $14,700 or 6% of participating partners' or employees' compensation.

6. COMMITMENTS AND CONTINGENCIES

Leases and Commitments

At December 31, 2009, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31		Amount
2010	$	572,000
2011		602,000
2012		579,000
2013		579,000
Thereafter		1,449,000
	$	3,781,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Commitments to Purchase Securities

Trading liabilities represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of trading liabilities may exceed the amounts recognized on the accompanying statement of financial condition.

7. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital requirements of Section 402.2 provide that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2009, the Company had liquid capital of $39,730,000, excess liquid capital (as defined) of $35,062,000, and total haircuts of $3,890,000. The Company's ratio of liquid capital to total haircuts was 10.21 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, the Company is engaged in various securities trading, borrowing and lending activities servicing solely institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Credit Committee administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

In the normal course of business, the Company enters into transactions involving futures contracts and forward sales of TBA securities for hedging purposes and to manage the Company's exposure to market and other risks. Futures contracts are transacted on a margin basis through a futures commission merchant, executed on an exchange, and cash settled on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

Concentrations of Credit Risk – The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer. Trading assets consist of U.S. Treasury obligations, U.S. Government agency obligations, agency mortgage-backed obligations, and FDIC guaranteed obligations, as well as interest receivable on those securities, which in the aggregate represent approximately 59% of the Company's total assets as of December 31, 2009. In addition, all of the collateral held by the Company for receivables under reverse repurchase agreements, which represent 38% of the Company's total assets at December 31, 2009, consists of securities issued by the U.S. Government or its agencies.

9. SUBORDINATED LIABILITIES

At December 31, 2009, the Company had subordinated loan agreements outstanding totaling $6,000,000 with twelve partners, two former partners, two employees and one former employee of the Company. The loans pay a variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2010, 2011, 2012, 2013, and 2014.

Of the total $6,000,000 in subordinated loans, $5,969,000 of these loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 25, 2010, the issuance date of this report. No subsequent events were noted.

11. UNCERTAINTY IN INCOME TAXES

On January 1, 2009 the Company adopted the FASB's new accounting guidance on *Accounting for Uncertainty in Income Taxes*. The company evaluated the requirements of the guidance and determined that it did not have any impact on the statement of financial condition.

The Company files partnership returns with the Federal, New York State, and New Jersey State tax authorities. The years that are open for tax examinations under the statute of limitations are 2006, 2007, 2008, and 2009.

G.X. CLARKE & CO.

COMPUTATION OF LIQUID CAPITAL PURSUANT TO SECTION 402.2 OF THE REGULATIONS UNDER SECTION 15C OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Partners' equity	$ 38,000,000
Subordinated liabilities or claims of general creditors allowable in the computation of liquid capital	5,969,000
Total capital and allowable subordinated liabilities	43,969,000
Nonallowable assets:	
Office equipment and leasehold improvements, net of accumulated depreciation and amortization	1,078,000
Interest receivable from trading assets	47,000
Other assets	237,000
Miscellaneous capital deductions and/or charges	2,877,000
Total nonallowable assets and miscellaneous capital deductions and/or charges	4,239,000
Liquid capital	$ 39,730,000
Haircuts on securities positions:	
Securities owned	$ 2,604,000
Credit exposure	1,286,000
Total haircuts	$ 3,890,000
Liquid capital less haircuts	$ 35,840,000
Minimum capital required (the greater of 120% of total haircuts or $100,000 plus total haircuts)	$ 4,668,000
Capital in excess of minimum requirements	$ 35,062,000

NOTES: There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Report on Form G-405 as of December 31, 2009, filed on January 26, 2010 Therefore, no reconciliation of the two computations is deemed necessary.

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the Report on Finances and Operations of Government Securities Brokers and Dealers ("FOGS Report") - Part II Statement of Financial Condition. The FOGS Report did not separately disclose the amount of inventory pledged as collateral where the counterparties had the right to sell or repledge the collateral.

G.X. CLARKE & CO.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SECTION 403.4 OF THE REGULATIONS UNDER SECTION 15C OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2009

The Company claims exemption from the provisions of Section 403.4 of the regulations under Section 15C of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of Rule 15c3-3.

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

G.X. Clarke & Co.
10 Exchange Place – Suite 1005
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of G.X. Clarke & Co. as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Partners, management, the Department of Treasury, Financial Industry Regulatory Authority, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

